UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1
Under the Securities Exchange Act of 1934

HUBEI MINKANG
PHARMACEUTICAL LTD.
 (Exact name of registrant as specified in its charter)

Nevada	000-53231	26-2410685
(State or Other Jurisdiction	(Commission File Number)	(I.R.S. Employer
of Incorporation)		Identification No.)

2808 Cowan Circle
Las Vegas, Nevada	89107
(Address of Principal Executive Offices)	(Zip Code)

(866) 446-1869
(Registrant’s Telephone Number, Including International Code and Area Code)

Hubei Minkang Pharmaceutical Ltd.
2808 Cowan Circle
Las Vegas, NV  89107

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE OF COMPOSITION OF THE BOARD OF DIRECTORS

July 11, 2011

INTRODUCTION

As used in this Information Statement, the terms “we,” “us” and “our” refer to Hubei Minkang Pharmaceutical Ltd., a Nevada corporation.  All references to currency are stated in United States dollars unless otherwise indicated.

This Information Statement is being furnished on or about July 12, 2011 to the holders of record of shares of our common stock, par value $0.001 per share, as of July 7, 2011, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

On July 8, 2011, we entered into a share exchange agreement with HBMK Pharmaceutical Limited and all of the shareholders of HBMK Pharmaceutical Limited (the “Vendors”).  Pursuant to the terms of the share exchange agreement, we have agreed to acquire all of the issued and outstanding shares of HBMK Pharmaceutical Limited from the Vendors in exchange for the issuance by our company of 33,500,000 shares of our common stock to the Vendors on a pro rata basis in accordance with each Vendors percentage ownership of HBMK Pharmaceutical Limited, subject to the satisfaction or waiver of certain conditions precedent as set out in the share exchange agreement.  The terms and conditions of the share exchange agreement are summarized below under the heading “Share Exchange Agreement.”

Our current board of directors consists solely of Hsien Loong Wong.  The share exchange agreement contemplates that, immediately upon the closing of the agreement, Mr. Lee Tong Tai, Mr. Johnny Lian Tian Yong and Ms. Ang Siew Khim will be appointed to our board of directors and Mr. Wong will resign from the board.  The appointment of Lee Tong Tai, Johnny Lian Tian Yong and Ang Siew Khim will constitute a change in the majority of our board of directors. The change of directors, however will not take effect until at least ten days after this Information Statement is mailed or delivered to all of our shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14(f)-1 thereunder.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY.  NO VOTE OR OTHER ACTION BY HOLDERS OF OUR COMMON STOCK IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED, AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.  YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY, BUT YOU ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

THE SHARE PURCHASE AGREEMENT

To date, our company has not been as successful as hoped at developing our oil and gas interests in Morgan County, Tennessee.  We have realized that this business may not present the best opportunity for our company to realize value for our shareholders.  As a result, we have actively been seeking to create shareholder value with a more defined business plan.  On July 8, 2011, we entered into the share exchange agreement with HBMK Pharmaceutical Limited and the Vendors as a means to enter into a new business sector through the consummation of the share exchange agreement.

Share Exchange Agreement

As a result of management’s efforts to find an alternative business opportunity, on July 8, 2011, we entered into a share exchange agreement with HBMK Pharmaceutical Limited and the Vendors.  Pursuant to the terms of the share exchange agreement, we have agreed to acquire all of the issued and outstanding shares of HBMK Pharmaceutical Limited from the Vendors in exchange for the issuance by our company of 33,500,000 shares of our common stock to the Vendors on a pro rata basis in accordance with each Vendors percentage ownership of HBMK Pharmaceutical Limited, subject to the satisfaction or waiver of certain conditions precedent as set out in the share exchange agreement.

The securities of our company to be issued to the Vendors upon the closing of the share exchange agreement will not be registered under the Securities Act of 1933, as amended, or under the securities laws of any state in the United States, and will be issued in reliance upon an exemption from registration under the Securities Act of 1933. The securities may not be offered or sold in the United States absent registration under the Securities Act of 1933 or an applicable exemption from such registration requirements.

About HBMK Pharmaceutical Limited

HBMK Pharmaceutical Limited is the sole shareholder of Hubei Minkang Pharmaceutical Co., Ltd., a company organized under the laws of the People’s Republic of China, which is a modern pharmaceutical enterprise that produces and markets Traditional Chinese Medicines and Over-The-Counter pharmaceuticals in China as well as markets its products to the US, Japan, Canada, Singapore, Malaysia, Thailand and Hong Kong among other countries.

Conditions Precedent to the Closing of the Share Exchange Agreement

The closing of the share exchange agreement is subject to the satisfaction of conditions precedent to closing as set forth in the share exchange agreement, including the following:

1.	no material adverse effect will have occurred with the business or assets of HBMK Pharmaceutical Limited since the effective date of the share exchange agreement;

2.	our company, HBMK Pharmaceutical Limited and the Vendors will have received all third-party consents and approvals contemplated by the share exchange agreement;

3.	no suit, action or proceeding will be pending or threatened which would prevent the consummation of any of the transactions contemplated by the share exchange agreement;

4.	our company will be reasonably satisfied with our due diligence investigation of HBMK Pharmaceutical Limited and its subsidiaries; and

5.	the board of directors of our company, HBMK Pharmaceutical Limited and the corporate Vendors will have approved the transactions contemplated by the share exchange agreement.

Due to conditions precedent to closing, including those set out above, and the risk that the conditions precedent will not be satisfied, there is no assurance that our company will complete the share exchange as contemplated in the share exchange agreement.  In the event that we are unable to complete the share exchange agreement, our management will continue to search for alternative business opportunities to pursue.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of our Company

On July 7, 2011, there were 9,547,169 shares of our common stock issued and outstanding.  Each share entitles the holder thereof to one vote on each matter that may come before a meeting of our shareholders.  This Information Statement is being furnished on or about July 12, 2011 to the holders of record of shares of our common stock, par value $0.001 per share, as of July 7, 2011.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of our common shares owned beneficially prior to the closing of the share exchange agreement as of July 11, 2011 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our then directors and named executive officers, and (iii) our current officers and directors as a group.  Unless otherwise indicated, our shareholders listed possess sole voting and investment power with respect to the common shares shown.

Current Beneficial Ownership of Common Stock
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Hsien Loong Wong President, CEO, CFO, Secretary, Treasurer and Director 117A Owen Road Singapore 218923	1,812,500	19%
Peter Chi Jen Chen Blk. 813, #13-24, Jellicoe Road Singapore 200813	668,750	7%
Rita Chou 705 Sims Drive, #01-17, Shun Li Industrial Complex Singapore	562,500	5.9%
All Officers, Directors (1 persons)	1,812,500	19%

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares.  Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares).  In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided.  In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.  As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on July 11, 2011.

(2)	Percentages calculated based on 9,547,169 shares of our common stock issued and outstanding as of July 11, 2011.

The following table sets forth certain information concerning the number of our common shares owned beneficially after the closing of the share exchange agreement by: (i) each person (including any group) anticipated to own more than five percent (5%) of any class of our company’s voting securities; (ii) each of our company’s proposed post-closing directors and named executive officers; and (iii) our post-closing proposed officers and directors as a group.  The following information assumes the consummation of the share exchange agreement on the terms of the agreement.

Beneficial Ownership of Common Stock on Closing of Share Purchase Agreement
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Lee Tong Tai President, Chief Executive Officer and Director Blk. 2, Normanton Park, #04-151 Normanton Park, Singapore 118999	10,065,061(3)	23.4%
Johnny Lian Tian Yong Director BLK. 84, Jalan Daud, #06-01, Windy Heights Singapore 419593	1,675,000(4)	3.9%
Ang Siew Khim Treasurer, Secretary and Director 39B Daisy Road Singapore 359452	2,052,007(5)	4.8%
Loke Hip Meng Chief Financial Officer 59 How Sun Walk Singapore 538470	0	*
Lee Tong Jiuh 293 Bishan Street 22, #20-83 Singapore	3,316,500(6)	7.7%
Tay Ah Meng 13 Jalan Kurina Singapore	2,261,250(7)	5.3%
Koh Cheok Kow 350 Hougang Avenue 7, #10-647 Hougang N3 (HUDC), Singapore	2,259,068(8)	5.2%
Hsien Loong Wong 117A Owen Road Singapore 218923	1,812,500	4.2%
All Officers, Directors as a Group (4 persons)	13,792,068	32%

*	Less than 1%

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares.  Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares).  In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided.  In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.  As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on July 11, 2011.  As of July 11, 2011, there were 9,547,169 shares of our common stock issued and outstanding.

(2)
Percentages calculated assuming there are 43,047,169 shares of our common stock issued and outstanding as of the closing of the share exchange agreement, after giving effect to the issuance of 33,500,000 shares of our common stock to the Vendors on a pro rata basis in accordance with each Vendors percentage ownership of HBMK Pharmaceutical Limited.

(3)
This figure includes 7,117,898 shares to be owned directly by Mr. Lee Tong Tai, 1,984,170 shares to be owned by Mr. Lee Tong Tai’s wife, Ms. Tey Kim Kee and 962,993 shares to be owned by Mr. Lee Tong Tai’s son, Mr. Lee Wei Meng, which are deemed to be indirectly beneficially owned by Mr. Lee Tong Tai.

(4)	This figure includes 1,675,000 shares to be owned directly by Mr. Johnny Lian Tian Yong.

(5)	This figure includes 2,052,007 shares to be owned directly by Ms. Ang Siew Khim.

(6)
This figure includes 2,052,007 shares to be owned directly by Mr. Lee Tong Jiuh and 1,264,493 shares to be owned by Mr. Lee Tong Jiuh’s wife, Ms. Jesseline Siah Chiew Choon, which are deemed to be indirectly beneficially owned by Mr. Lee Tong Jiuh.

(7)
This figure includes 2,052,007 shares to be owned directly by Mr. Tay Ah Meng and 209,243 shares to be owned by Mr. Tay Ah Meng’s wife, Ms. Toh Ling Ling, which are deemed to be indirectly beneficially owned by Mr. Tay Ah Meng.

(8)
This figure includes 207,044 shares to be owned directly by Mr. Koh Cheok Kow and 2,052,024 shares to be owned by Mui Chark (Private) Limited, which are deemed to be indirectly owned and controlled by Mr. Koh Cheok Kow in his capacity as a director of Mui Chark (Private) Limited.

Change in Control

Effective August 10, 2007, Mr. Hsien Loong Wong was appointed as a director and Secretary of the Company, and on December 31, 2007, Mr. Wong was appointed as the President, CEO, CFO and Treasurer of the Company after Mr. Zhu Hua Yin resigned from the positions of President, CEO, CFO, Treasurer and director on December 31, 2007.

On December 31, 2007, Mr. Hsien Loong Wong, in consideration of an amount of $200,000, agreed to purchase all 11,250,000 shares (90,000,000 pre-split shares) of our outstanding common stock, representing 66.67% of shares of our outstanding common stock at the time, from Mr. Zhu Hua Yin.

Effective April 18, 2008, Mr. Hsien Loong Wong, who held in aggregate 11,812,500 shares (94,500,000 pre-split shares) of our outstanding common stock, representing 70% of shares of our outstanding common stock at the time, voluntarily agreed to surrendered for cancellation in aggregate 10,000,000 shares (80,000,000 pre-split shares) of common stock in order to encourage equity investment into the Company.  The cancellation of these 10,000,000 shares (80,000,000 pre-split shares) took place on April 18, 2008, resulting in Mr. Wong reducing his share holdings to only 1,812,500 shares (14,500,000 pre-split shares) registered in his name.

In accordance with the terms of the share exchange agreement, there will be a change in the majority of our directors upon completion of the share exchange agreement.  Following the closing, our board of directors will be comprised of Lee Tong Tai, Johnny Lian Tian Yong and Ang Siew Khim.

DIRECTORS AND EXECUTIVE OFFICERS

As a condition to the closing of the share exchange agreement, our current board of directors will appoint Lee Tong Tai, Johnny Lian Tian Yong and And Siew Khim to our board of directors upon closing and subsequent to such appointment, Hsien Loong Wong will resign from the board.  The appointments and the resignation, however, will not take effect until at least ten days after this Information Statement is mailed or delivered to all of our shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14(f)-1 thereunder.

The following table sets forth information regarding our current director and executive officers as of July 11, 2011:

Name, Place of Residence	Position Held	Age	Date First Appointed
Hsien Loong Wong(1) 117A Owen Road Singapore 218923	Director, President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer	36	August 10, 2007

(1)
Hsien Loong Wong was first appointed as a director and secretary of the Company on August 10, 2007 and then as the president, chief executive officer, chief financial officer and treasurer on December 31, 2007.

Business Experience

The following is a brief account of the education and business experience of our current director and executive officers during at least the past five years, indicating the person’s principal occupation during the period, and the name and principal business of the organization by which he was employed.

Mr. Hsien Loong Wong is our President, CEO, CFO, Secretary, Treasurer and a director of the Company.  Mr. Wong worked as an independent consultant to various public companies advising on matters pertaining to business in China and Singapore from 2004 to August 2007.  From June 2001 to December 2003, Mr. Wong worked for Nxtech Wireless, an IT consultancy firm based in Vancouver, Canada.  During his term with Nxtech Wireless, Mr. Wong helped deploy Nxtech Wireless’ services in Singapore and rendered consultancy services for 5G Wireless, a California based Wireless Internet service provider.  Mr. Wong received his Bachelors of Arts (Honors in Communications) from Simon Fraser University in British Columbia, Canada in 2001.  Mr. Wong is not an officer or director of any other reporting issuer at this time.

Proposed Directors and Executive Officers

The following table sets forth information regarding our proposed directors and officers, who we anticipate will be appointed upon the closing of the share exchange agreement upon compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

Name and Address of Proposed Director or Executive Officer	Proposed Position with the Company	Age
Lee Tong Tai Blk. 2, Normanton Park, #04-151 Normanton Park, Singapore 118999	President, Chief Executive Officer, Director	60
Johnny Lian Tian Yong BLK. 84, Jalan Daud, #06-01, Windy Heights Singapore 419593	Director	45
Ang Siew Khim 39B Daisy Road Singapore 359452	Treasurer, Secretary, Director	40
Loke Hip Meng 59 How Sun Walk Singapore 538470	Chief Financial Officer	56

Business Experience of Proposed Directors

The following is a brief account of the education and business experience of each of the proposed directors and executive officers to be appointed upon the closing of the share exchange agreement during at least the past five years, indicating each person’s principal occupation during the period, and the name and principal business of the organization by which he or she was employed.

Lee Tong Tai

Mr. Lee Tong Tai graduated from Nanyang University in Singapore with a Bachelor of Commerce degree in 1978 majoring in Management and Finance.  Mr. Lee launched his career with the Singapore Armed Forces (SAF) where from a cadet, he worked his way up and consequently held numerous key positions including Chief Engineer Officer of the Army and Chief of Staff o the 9th Singapore Combined Arms Division  Mr. Lee served for 27 years in the SAF.  In 2002, Mr. Lee incorporated Bizpoint International Ltd. where he is the Chairman and Chief Executive Officer.  Bizpoint International Ltd. is in the business of providing IT solutions and software development tools for customers in various industries such as retail, manufacturing, food and beverage, logistings, chemical and others.  Bizpoint International Ltd. is a public company quoted on the Singapore Over-The-Counter Platform and trades under the symbol “BP.OC”.  In 2005, Mr. Lee started a multi-faceted business named Sensori Holding(S) Pte. Ltd. which contained a pharmaceutical company in China, a dental chain, a spa institution and a distribution network of cosmetic products.  Mr. Lee is the Chairman and Chief Executive Officer of Sensori Holding(S) Pte. Ltd.  The pharmaceutical company under Sensori Holdings was Hubei Minkang Pharmaceutical Co., Ltd., which was sold by Sensori Holdings to HBMK Pharmaceutical Limited in October of 2010 as part of a restructuring plan.  Mr. Lee is the Deputy Chairman and a director of Hubei Minkang Pharmaceutical Co., Ltd.

Johnny Lian Tian Yong

Mr. Johnny Lian Tian Yong is the Chairman of JAS Singapore Group of Companies, a Singapore corporation, that has subsidiary and affiliate businesses spanning more than 13 countries covering medical and hospitality services, finance and investments, logistics, human resources and professional development, green technologies and information technology services.  Mr. Lian has been the Chairman of JAS Singapore Group of Companies since October 1992. From October 2000 to present, Mr. Lian has been a director of JAS Medical Screening Centre Pte., Ltd., a Singapore corporation, which provides health services for the needy and medical screening for Chinese immigrants, foreign workers and foreign students coming into Singapore.  From June, 1996, to present, Mr. Lian has been a director of JAS Employment Agency Pte., Ltd., a Singapore corporation, which facilitates the influx of foreign workers and immigrants applying for work and residence in Singapore. From June, 2004, to present, Mr. Lian has been a director of JAS Plastic Industries Pte., Ltd., a Singapore corporation, which is involved in recycling waste plastics from corporations around the world into useful products.  From September, 2005, to present, Mr. Lian has been a director of JAS Marketing Pte., Ltd., a Singapore corporation, which provides business consulting concentrating on establishing trading ties with other companies, cooperation and consensus with fellow partners in the industry and identifying market threats and opportunities. From June, 2003, to present, Mr. Lian has been a director of JAS Technology Pte., Ltd., a Singapore corporation, which is in the business of remote video surveillance for world-wide locations through Wi-Fi and GPRS, as well as providing spare marine hardware for commercial and pleasure users of the sea.  From January, 2007, to present, Mr. Lian has been a director of JASTROL Pte., Ltd., a Singapore corporation, which functions as a gold bullion broker, dealer and also as a goldsmith in Singapore.  Mr. Lian is also currently the CEO, President, Chairman and a director of TechMedia Advertising, Inc., which intends to operate the business of displaying mobile digital advertising platforms in public transportation vehicles such as long-distance buses and trains in India (OTC Pink:  TECM), as well as a director of Affinity Gold Corp., a mineral exploration company concentrating on gold exploration in Peru and Latin America (OTC Pink: AFYG).

Ang Siew Khim

Ms. Ang Siew Khim graduated from Curtin University of Technology in Australia with a Bachelor of Commerce in 2003 majoring in Finance and Marketing.  From 2002 to 2008, Ms. Ang has been the Executive Director and Chief Financial Officer of Bizpoint International Ltd. and was a key person in developing the business strategies and formulating the overseas marketing master plan for Bizpoint International Ltd.  Bizpoint International Ltd. is in the business of providing IT solutions and software development tools for customers in various industries such as retail, manufacturing, food and beverage, logistings, chemical and others.  Bizpoint International Ltd. is a public company quoted on the Singapore Over-The-Counter Platform and trades under the symbol “BP.OC”.  From 2005 to present, Ms. Ang has been the Executive Director and group Chief Financial Officer for Sensori Holding(S) Pte. Ltd.  Sensori Holding(S) Pte. Ltd. controls a pharmaceutical company in China, a dental chain, a spa institution and a distribution network of cosmetic products.  The pharmaceutical company under Sensori Holdings was Hubei Minkang Pharmaceutical Co., Ltd., which was sold by Sensori Holdings to HBMK Pharmaceutical Limited in October of 2010 as part of a restructuring plan.  Ms. Ang is the CFO and a director of Hubei Minkang Pharmaceutical Co., Ltd.

Loke Hip Meng

Mr. Loke Hip Meng earned his MBA from University of Leicester in 1999, a Bachelor of Commerce degree from Nanyang University in Singapore in 1978 and a graduate diploma in Business Administration from the Singapore Institute of Management in 1988.  Mr. Loke is also a Fellow Member of the Certified Public Accountants, Australia; a Fellow Member of the Institute of Certified Public Accountants of Singapore; and a Fellow Member of the Association of Chartered Certified Accountants of the United Kingdom.  From 1978 to 1981, Mr. Loke was a senior auditor for Deloitte Huskin & Co.  From 1982 to 2004, Mr. Loke was an accountant and principal auditor for Jurong Town Corporation.  From 2004 to present, Mr. Loke has been the Executive Director of Wahana Bersama Globalindo Investment Pte. Ltd. where Mr. Loke include fund management and the development and acquisition of new businesses as well as human resource functions.

FAMILY RELATIONSHIPS

There are no family relationships between any of our directors, executive officers and proposed directors or executive officers.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

None of our directors, executive officers, promoters or control persons, or any proposed directors, has been involved in any of the following events during the past five years:

1.
any bankruptcy petition filed by or against any business or property of such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offences;

3.
being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.
being found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

LEGAL PROCEEDINGS

We know of no material, existing or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceeding or pending litigation.  There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our company.

CORPORATE GOVERNANCE

Our board of directors held no formal meetings during the most recently completed fiscal year ended March 31, 2011. All proceedings of the board of directors were conducted by resolutions consented to in writing by our sole director and filed with the minutes of the proceedings of the board. Such resolutions consented to in writing by our sole director are, according to the corporate laws of the State of Nevada and our By-laws, as valid and effective as if they had been passed at a meeting of the board of directors duly called and held.

Nominating and Audit Committee

We currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter.  Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by our board of directors.

Our board of directors has determined that we do not have a board member that qualifies as “independent” as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules, as our sole director is also an executive officer of our company.

Our sole director does not qualify as an “audit committee financial expert”.  We believe that our board of directors is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the small size of our business and the fact that we have not generated any material revenues to date.

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors.  Our board of directors believes that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level.  We do not currently have any specific or minimum criteria for the election of nominees to our board of directors and we do not have any specific process or procedure for evaluating such nominees.  Our board of directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to the address appearing on the first page of this Information Statement.

Code of Business Conduct and Ethics

At the present time, we have not adopted a code of ethics.  We intend to adopt a code of ethics in the near future.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Since the beginning of our last fiscal year we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds the lesser of $120,000 or one percent of our average total assets for the last two fiscal years, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holders or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and director, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively.  Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file.  Based solely on our review of the copies of such forms received by us, and to the best of our knowledge, we believe that during our most recent fiscal year ended March 31, 2011, all of our executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

EXECUTIVE AND DIRECTOR COMPENSATION

The following table sets out the details of the executive compensation paid to our sole director and officer during our last fiscal year ended March 31, 2011.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compen-sation ($)	Total ($)
Hsien Loong Wong President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director(1)	2011	-	-	-	-	-	-	-	-

(1)	Mr. Hsien Loong Wong will resign as our president, chief executive officer, chief financial officer, Secretary, Treasurer and director in connection with the closing of the share exchange agreement.

Compensation Discussion and Analysis

There are no arrangements or plans in which we provide pension, retirement or similar benefits for our director or executive officers. Our directors and executive officers may receive stock options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our director or executive officers, except that stock options may be granted at the discretion of our board of directors from time to time. We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

Grants of Plan Based Awards and Outstanding Equity Awards at Fiscal Year-End

We have not adopted any equity compensation plan and no stock, options, or other equity securities were awarded to our executive officers in the fiscal year ended March 31, 2011.

Long-Term Incentive Plan

Currently, our company does not have a long-term incentive plan in favour of any director, officer, consultant or employee of our company.

Compensation of Directors

We have no formal plan for compensating our sole director for service in his capacity as director, although our directors may in the future receive stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee in the event that one is established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. During the year ended March 31, 2011, no director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

HUBEI MINKANG PHARMACEUTICAL LTD.

/s/ Hsien Loong Wong
Hsien Loong Wong
President and director

Dated:  July 11, 2011